SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

67th Annual General Meeting

204th Extraordinary General Meeting

April 29, 2022

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I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company.

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Annual and Extraordinary General Meetings shall be carried out in a partially digital mode, allowing the shareholds to take part virtually.

Thus, Copel’s 67th Annual General Meeting and 203rd Extraordinary General Meeting were called for April 29, 2022, at 10 a.m., at the Company’s headquarters located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, and via Microsoft Teams, a digital platform.

The matter to be presented for resolution of shareholders are described in the Call Notice and in this Manual as well as the types of shares granting the right to vote on each item of the agenda. This Manual seeks to encourage and enable the participation of shareholders in the General Meetings.

The Meetings will be attended by, among others, the Chief Executive Officer, the Chief Financial and Investor Relations Officer, a representative of the Fiscal Council and a representative of the independent auditors, who will be able to provide additional clarifications, if necessary, on the subject on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in this General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, the template of which is made available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Comission (CVM); (b) via Digital Platform (Microsoft Teams) which may be accessed personally or by a duly appointed proxy, pursuant to CVM Instruction no. 481/2009; or (c) attending it in person, at the Company’s head office, located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Instruction no. 481/2009, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on the Company's website (https://ri.copel.com/) and on the CVM's (http://gov.br/cvm) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3 Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the bookkeeping agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, considering the Coronavirus pandemic scenario (COVID 19) and the prevention measures adopted to contain its dissemination, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

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The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by April 22, 2022 (inclusive), pursuant to article 21-B of CVM Instruction no. 481/2009. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of article 21-U CVM Instruction no. 481/2009.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant to article 21-W §2 of CVM Instruction no. 481/2009; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to article 21-S of CVM Instruction no. 481/2009; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to article 21-X of CVM Instruction no. 481/2009.

The distance voting ballot form will not be resubmitted on this date and the voting instructions sent by the Company's shareholders up to this date will be considered valid and will be computed normally, except if the shareholder modifies his/her voting instruction in the manner and within the deadlines set forth in CVM Instruction no. 481, of 2009.

Participation via Digital Platform (Microsoft Teams)

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health and government authorities to address it, the Extraordinary General Meeting will be held in partially digital mode, allowing its Shareholders to take part virtually.

The shareholder, personally or represented by proxy, who chooses to participate in the Meeting through the Digital Platform must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours before the Meeting is held, that is, until 10:00 a.m. (Brasília time), on April 27, 2022, and such request must be duly accompanied by the following documents:

•      Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•      Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

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(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

Copel will send the respective instructions and invitation to access the system for digital participation in the Extraordinary General Meeting to the shareholders who have submitted their request within the period and under the conditions above. If a shareholder who has duly requested digital participation does not receive the e-mail with the instructions or the invitation for access and participation by 10:00 a.m. (Brasília time) on April 28, 2022, he/she must contact the Company by e-mail acionistas@copel.com or by telephone (+55) 0800 41 2772 (toll-free) by 6:00 p.m. (Brasília time) on April 28, 2022.

The technical requirements for participating in the Extraordinary General Meeting by digital means are:

a) If participating by mobile device: (i) have the Microsoft Teams application installed; and (ii) have a broadband connection.

b) If participating by computer: (i) have a compatible web browser and minimum processor or other requirements recommended by the platform supplier (see more information at: https://www.microsoft.com/pt-br/microsoft-teams); (ii) broadband connection to the Internet; and (iii) integrated webcam or external USB camera. For better operation of the platform, we recommend that the Microsoft Teams application be installed on the computer.

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 21-C, and that the duly registered shareholder who participates in the Extraordinary General Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to Article 21-V, III and Paragraphs 1 and 2 of CVM Instruction no. 481/09, as amended by CVM Instruction no. 622/2020.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the Extraordinary General Meeting by digital means.

In person participation - Shareholder

Shareholders wishing to attend the General Meeting in person must present themselves a few minutes before the time indicated in the Call Notice, bearing the following documents

•	Identity document (RG, RNE, CNH or officially recognized professional class card); and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel or by the bookkeepper of the Company’s shares.

In person participation - Shareholder Represented by Proxy

Shareholders who cannot attend and wish to participate in the General Meeting in person may appoint a proxy with powers to represent them.

As provided for in the Brazilian Corporation Law. (Federal Law no. 6404, of December 15, 1976, paragraph 1 of art. 126), the proxy of the individual shareholder shall be a shareholder of the Company, a lawyer or manager of the Company or of a financial institution/investment fund. In the case of legal entities or investment funds, they may be represented by an appointed proxy appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (CVM case RJ2014/3578, judged on November 4, 2014). In any case, the proxy must have been instituted less than one year before the date of the General Meeting.

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The documents required are the following:

•	Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);
•	Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and
•	Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian or by the Bookkeepper of the Company’s shares.

Note:	The documents referred to in the item above must be sent by e-mail to acionistas@copel.com, preferably up to 48 hours before the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Final guidelines

For the eventual in person participation, the Company will adopt all the safety measures required to reduce the risks of infection by the coronavirus during the Meeting, such as the mandatory use of masks; use of alcohol gel for hand hygiene; and social distancing among the participants.

We emphasize that, in the case of governmental decrees related to the control measures of the COVID-19 pandemic (coronavirus), issued after the publication of this Notice, which prevent the physical presence in the Assembly, it will be held exclusively digitally, as it will be previously informed to the shareholders through a communication to the market.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Ordinary and Extraordinary General Meetings to be carried out partially in digital form, pursuant to CVM instruction no. 481/2009, on April 29, 2022, at 10 a.m., at the Company’s head office located at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR and via Microsoft Teams, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.	Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2021;
2.	Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2020, distribution of earnings and payment of profit sharing and productivity incentives; and
3.	Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2022.

EXTRAORDINARY GENERAL MEETING

1.	Analysis, discussion and voting on the proposed Indemnity Policy, in compliance with the provisions of the Company's Bylaws; and
2.	Analysis, discussion and voting on the proposal to fill a vacant position in the Supervisory Board.

Documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Extraordinary General Meeting shall be carried out in a partially digital mode, so the Company’s shareholder may take part in the General Meeting:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM);

(b) via digital platform (Microsoft Teams), which shall be accessed personally or by a dully appointed proxy, according to CVM Instruction no. 481/2009; or

(c) attending it in person, at the Company’s head office, located at Rua José Izidoro Biazetto
nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Instruction no. 481/09, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meeting in person, it is recommended that powers-of-attorney for the

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General Meeting, together with all other supporting documents, be sent by e-mail to acionistas@copel.com up to 48 working hours before the Meeting is held.

To participate in the Meeting via Digital Platform, the shareholder must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours prior to the Meeting, that is, until 10:00 a.m. (Brasília time), on April 27, 2022, which must be duly accompanied by the following documents:

- Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Instruction no. 481/2009, can be found in the Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

We also highlight that, in the case of governmental decrees related to control measures of the COVID-19 (coronavirus) pandemic issued after the publication of this Call Notice, which prevent the physical presence in the meeting, the General Meeting will be held exclusively digitally, as it shall be previously informed to the shareholders through a communication to the market.

Curitiba, March 29, 2022

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the newspaper Folha de Londrina as from March 30, 2022, being also available on the Company’s website (ir.copel.com).

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IV.	Information on the matters to be examined and discussed at the 67th Annual General Meeting

The Company’s Management presents below some clarifications related to each item for resolution at the Annual General Meeting, for the exercise of a conscious vote:

è	1 - Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2021

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been written by the Board of Executive Officers and approved by the Statutory Audit Committee and the Board of Directors. In addition, the Supervisory Committee issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

The analysis of the Statutory Audit Committee and the opinions of the Supervisory Committee and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the newspaper Folha de Londrina on April 20, 2022, pursuant to the applicable laws, being also available at the Company’s headquarters, at [B]³ Brasil, Bolsa, Balcão, and on Copel’s website (ir.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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è	2 - Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2020, distribution of earnings and payment of profit sharing and productivity incentives

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2021, the amount of said distribution is equivalent to 65% of the adjusted net income, based on proposal from the Management.

Allocation

Appropriation

From the net income for the fiscal year 2021, calculated in accordance with the Brazilian Corporation Law, in the amount of R$4,952,570,482.46 (four billion, nine hundred and fifty-two million, five hundred and seventy thousand, four hundred and eighty-two reais and forty-six cents), the Board of Executive Officers proposes the following appropriations:

a) R$247,628,524.12 (two hundred and forty-seven million, six hundred and twenty-eight thousand, five hundred and twenty-four reais and twelve cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with article 193 of Law no. 6,404, of December 15, 1976, and with Article 87, paragraph 2, item II, of the Company’s Bylaws;

b) R$239,635,594.00 (two hundred and thirty-nine million, six hundred and thirty-five thousand, five hundred and ninety-four reais) to pay for interest on shareholders' equity, in partial replacement of compulsory minimum dividends, as well as partially replacing the intercalary dividends for fiscal year 2021, in compliance with articles 202 and 204 of Law no. 6,404, of December 15, 1976 - the Brazilian Corporation Law; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995, and article 88, paragraphs 1 and 2, of the Company’s Bylaws;

• As deliberated by the Board of Directors in its 208th Extraordinary Meeting on September 17, 2021, this amount was paid on November 30, 2021. According to items 12 and 18 of ICPC 08 (R1), which deal with intercalary dividends, management's decision is final and not subject to the appreciation of shareholders, since the statutory provision is equivalent to approval by the shareholders' meeting, without prejudice to subsequent ratification by the Annual General Meeting.

• Additionally, the Board of Directors resolved at its 221st Ordinary Meeting, held on December 8, 2021, to approve the declaration of intermediate dividends for fiscal year 2021, based on the profit retention reserve, in the form of interest on own capital, in the amount of R$283,173,477.44 (two hundred and eighty-three million, one hundred and seventy-three thousand, four hundred seventy-seven reais and forty-four cents), whose payment date will be set at the 67th Annual General Meeting. The distribution proposed herein will use 65.95% (sixty-five integers and ninety-five hundredths percent) of the withholding balance of the 2016 fiscal year. Pursuant to items 12 and 18 of ICPC 08 (R1), which deal with intermediate dividends, management's decision is final and not subject to the appreciation of shareholders, since the

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statutory provision is equivalent to approval by the shareholders' meeting, without prejudice to subsequent ratification by the Annual General Meeting.

• Considering the portion corresponding to the allocation of net income for fiscal year 2021, in the form of intercalary dividends, added to the declaration of intermediate dividends based on the profit retention reserve, the amount of interest on equity proposed to shareholders for fiscal year 2021 is R$522,809,071.44 (five hundred and twenty-two million, eight hundred and nine thousand, seventy-one reais and forty-four cents).

c) R$2,565,678,088.62 (two billion, five hundred and sixty-five million, six hundred and seventy-eight thousand, eighty-eight reais and sixty-two cents) to pay for complementary dividends, in addition to the compulsory minimum, as well as for the payment of proposed additional dividend, pursuant to article 202 of Law no. 6,404, of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995; and article 88, paragraphs 1 and 2, of the Company’s Bylaws; and in compliance with CVM Resolution no. 683, of August 30, 2012, and by the Technical Pronouncement CPC - ICPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), which governs accounting procedures for the proposal of dividends payment.

• A portion of the dividends proposed above, in the amount of R$1,197,002,956.91 (one billion, one hundred ninety-seven million, two thousand, nine hundred fifty-six reais and ninety-one cents) was approved by the Board of Directors, at its 208th Extraordinary Meeting, on September 17, 2021, as intercalary dividends, and was paid on November 30, 2021. According to items 12 and 18 of ICPC 08 (R1), which deal with intercalary dividends, management's decision is final and not subject to the appreciation of shareholders, since the statutory provision is equivalent to approval by the shareholders' meeting, without prejudice to subsequent ratification by the Annual General Meeting.

• Pursuant to the provisions set forth by the law and the Company’s Bylaws, shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income of the fiscal year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. f27 – Fixed Assets – which in 2021 amounted to net value of R$46,576,749.44 (forty-six million, five hundred and seventy-six thousand, seven hundred and forty-nine reais and forty-four cents). In this way, the values of the calculation base and of the minimum obligatory dividends are, respectively, R$4,751,518,707.78 (four billion, seven hundred and fifty-one million, five hundred and eighteen thousand, seven hundred and seven reais and seventy-eight cents) and R$1,187,879,676.95 (one billion, one hundred and eighty-seven million, eight hundred and seventy-nine thousand, six hundred and seventy-six reais and ninety-five cents).

• CVM Resolution 683, of 08.30.2012, approved and made mandatory for publicly-held companies the application of Technical Interpretation ICPC 08 (R1), issued by the Accounting Pronouncements Committee - CPC, whose content establishes the rules inherent to the accounting of the proposal for payment of dividends. According to the legal basis mentioned above, the interest on own capital proposed may only be imputed to the minimum mandatory dividends, net of withholding income tax, which is levied at the rate of 15% (fifteen percent) on this type of income. However, the portion of interest on own capital distributed to exempt and immune shareholders is not subject to such taxation. Thus, with respect to the amount of interest on equity, previously mentioned in item "b" of this proposal, the total income tax withheld on the income of other shareholders subject to taxation was R$49,110,425.84 (forty-nine million, one hundred and ten thousand, four hundred and twenty-five reais and eighty-four

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cents), resulting in an effective rate of 9.39% (nine integers and thirty-nine hundredths percent) for the year 2021.

In this way, the proposal for the payment of interest on own capital, in the gross amount of R$522,809,071.44 (five hundred and twenty-two million, eight hundred and nine thousand, seventy-one reais and forty-four cents), will provide shareholders with a net remuneration in the amount of R$473,698,645. 60 (four hundred and seventy-three million, six hundred and ninety-eight thousand, six hundred and forty-five reais and sixty cents), which, added to the R$2,565,678,088. 62 (two billion, five hundred and sixty-five million, six hundred and seventy-eight thousand, eighty-eight reais and sixty-two cents), proposed as dividends, make up a total remuneration, net of income tax, of R$3,039,376,734.22 (three billion, thirty-nine million, three hundred and seventy-six thousand, seven hundred and thirty-four reais and twenty-two cents). This amount, in turn, is R$1,851,497,057.27 (one billion, eight hundred and fifty-one million, four hundred and ninety-seven thousand, fifty-seven reais, and twenty-seven cents) more than the minimum mandatory dividends

As provided in items 10, 11 and 24 of ICPC no. 08 (R1) - Accounting for the Proposed Payment of Dividends -, combined with item III of CVM Deliberation no. 683 of August 30, 2012, the portion of the proposed remuneration, in excess of the minimum mandatory dividends, which is R$1,851,497,057. 27 (one billion, eight hundred and fifty-one million, four hundred and ninety-seven thousand, fifty-seven reais and twenty-seven cents), should appear in full in the financial statements as "proposed additional dividend". However, the advance payments of interest on own capital and dividends, added to the intermediate dividends, net of taxes, totaled R$1,670,701,602.51 (one billion, six hundred and seventy million, seven hundred and one thousand, six hundred and two reais and fifty-one cents), an amount that is also higher than the amount of the minimum mandatory dividends. As the prepayments to shareholders have exceeded the amount of the mandatory dividend by R$482,821,925.56 (four hundred and eighty-two million, eight hundred and twenty-one thousand, nine hundred and twenty-five reais and fifty-six cents), this amount will represent a negative adjustment to the proposed additional dividend originally calculated, which will now be stated at R$1.368,675,131.71 (one billion, three hundred and sixty eight million, six hundred and seventy five thousand, one hundred and thirty one reais and seventy one cents). This amount will be kept in reserve, in the Company's equity, under the item "proposed additional dividend", until the deliberation of this proposal at the 67th Annual General Meeting, when, if approved, it will be transferred to a specific item of current liabilities

According to the provisions of paragraph 2 of article 204 of Law 6,404 of December 15, 1976, combined with paragraphs 1 and 2 of article 88 of the Bylaws, as well as item 3.1 of the Company's Dividend Policy, approved on January 20, 2021, and considering that the Financial Leverage Index on December 31, 2021 was 0.99, it is proposed the distribution of regular dividends in the amount of R$3,088,487,160. 06 (three billion, eighty-eight million, four hundred and eighty-seven thousand, one hundred and sixty reais and six cents), corresponding to 65% (sixty-five percent) of the adjusted net income for 2021. This amount is composed of the sum of dividends and interest on capital proposed from the net profit of 2021, in the amount of R$2,805,313,682. 62 (two billion, eight hundred and five million, three hundred and thirteen thousand, six hundred and eighty-two reais and sixty-two cents), with the intermediate dividends, based on the profit retention reserve, in the amount of R$283,173,477.44 (two hundred and eighty-three million, one hundred and seventy-three thousand, four hundred and seventy-seven reais and forty-four cents).

d) R$1,946,205,025.16 (one billion, nine hundred and forty-six million, two hundred and five thousand, twenty-five reais and sixteen cents), for the constitution of a retention of profits reserve, whose purpose is to ensure the Company's investment program, as established in article 196 of Law no. 6,404, of December 15, 1976;

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• The profit retention reserve corresponds to the sum of the remaining balance of net income for the year, after the constitution of the legal reserve, with the realization of equity valuation adjustments, less interest on capital and dividends proposed to shareholders.

The following are statements of changes in the "profit retention reserve" and "retained earnings" account headings, resulting from the allocations proposed herein, as well as from the declaration of intermediate dividends for fiscal year 2021, which are an integral part of the Statement of Changes in Shareholders' Equity, pursuant to article 186 of Law 6404, of December 15, 1976:

Profit retention reserve: Balance at December 31, 2020: R$6,088,855,204.22; ( + ) Realization of actuarial equity valuation adjustments: R$33,204,089.85; ( - ) Intermediate dividends: R$283,173,477.44; ( + ) Profit retention reserve: R$1,946,205,025.16; ( - ) Balance on December 31, 2021: R$7,785,090,841.79; Retained earnings: Net income for the year 2021: R$4,952,570,482.46; ( - ) Legal reserve (5% of net income for the year): R$247. 628,524.12; ( + ) Realization of equity valuation adjustments - net of taxes: R$46,576,749.44; = Adjusted net income / Calculation basis for the dividends: 4,751,518,707.78; ( - ) Intercalary interest on equity: $239,635,594.00; ( - ) Intercalary dividends: $1,197,002,956.91; ( - ) Proposed additional dividend: $1,368,675,131.71; ( - ) Profit retention reserve: $1,946,205,025.16.

The financial statements for 2021 reflect the effects of the accounting records of the destinations previously specified, as well as of the intermediate dividends declaration, based on the assumption of their approval by the 67th Annual General Meeting, as established in paragraph 3 of article 176 of Law no. 6,404, of December 15, 1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, of December 19, 2000, as well as State Law no. 16,560, of August 9, 2010, and State Decree no. 1978, of December 20, 2007, regulate the participation of employees in the Company's profits, as an instrument of integration between capital and labor and as an incentive to productivity, pursuant to Article 7, item XI of the Constitution of the Republic. In compliance with this legislation, the Executive Board proposes the distribution, as profit sharing, of R$290,151,836.00 (two hundred and ninety million, one hundred and fifty-one thousand, eight hundred and thirty-six reais) to be paid to employees of the Parent Company and its wholly-owned subsidiaries. Such participation is provisioned for in the financial statements for 2021, specifically under "personnel expenses", in accordance with item 26.2 of the CVM/SNC/SEP Circular Letter no. 1, of February 14, 2007.

Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2492nd meeting held on March 21, 2022; of the Board of Directors at its 211th extraordinary meeting held on March 22, 2022; and of the Statutory Audit Committee at its 252nd meeting held on March 22, 2022; having also received a favorable opinion from the Supervisory Committee in its 474th meeting held on March 22, 2022.

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Supervisory Committee Report

The undersigned members of the Supervisory Committee of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, examined the Financial Statements for the fiscal year 2021, which comprise the balance sheet as of December 31, 2021, and the respective financial statements, statements of income, comprehensive income, changes in equity and cash flows for the year ending on the above-mentioned date, as well as the related explanatory notes and the Executive Board’s proposal for the allocation of net income for the fiscal year 2021. The drafts were received and analyzed individually by the members of the Supervisory Committee and previously discussed with the Management. Based on the work developed throughout the year and the analysis carried out by this Committee, on the clarifications on internal controls provided by the Company's Management and the Independent Auditors, and also considering the Auditor's Report issued without reservations by Deloitte Touche Tohmatsu Auditores Independentes on the Individual and Consolidated Financial Statements, the members of the Supervisory Committee state that said Statements are in a position to be referred to deliberation by the Shareholders' General Meeting. Curitiba, March 22, 2022. (a) DEMETRIUS NICHELE MACEI (member) - Chairman; EDUARDO BADYR DONNI (member); JOSÉ PAULO DA SILVA FILHO (member); OTAMIR CESAR MARTINS (alternate member); e RAPHAEL MANHÃES MARTINS (member).

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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è	3- Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2022

Clarifications

The General Meeting, in accordance with Article 152 of Federal Law 6,404/76, sets the annual compensation of Copel's Senior Managers, members of the Supervisory Board and members of Statutory Committees.

For 2022, and in accordance with item 1 of Article 12 of CVM Instruction 481/2009, we inform that the Majority Shareholder should propose the annual global limit of up to R$13,002,528.27 (thirteen million, two thousand, five hundred and twenty-eight reais and twenty-seven cents).

The proposal consists of maintaining the overall limit of remuneration of the Senior Managers and members of the Supervisory Board from the previous year, to be individualized by the Board of Directors.

Annex I - Item 13 of CVM’s Reference Form (in compliance with CVM Instruction 481/2009)

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

V.	Information on the matters to be examined and discussed at the 204th Extraordinary General Meeting

The Company’s Management presents below some clarifications related to each item for resolution at the Extraordinary General Meeting, for the exercise of a conscious vote:

è	1 - Analysis, discussion and voting on the proposed Indemnity Policy, in compliance with the provisions of the Company's Bylaws

Clarifications

As provided for in the Company's Bylaws, approved and consolidated at the 203rd Extraordinary General Meeting on November 26, 2021, the General Meeting is responsible for deciding on Copel's Indemnity Policy and the general conditions contained in the Indemnity Agreement (annex to the Policy).

The Company's Board of Directors, at its 224th Ordinary Meeting, on March 16, 2022, unanimously approved the forwarding of the proposed Copel's Indemnity Policy (NPC 0324), which contemplates the general guidelines of the Company's Indemnity Agreement model as one of its annexes (Annex I) and the Term of Commitment (Annex II), and recommended its approval

Copel's Indemnity Policy aims, among others, to establish guidelines, limits and procedures that should govern the Indemnity Agreements directed to the Company's Senior Managers, Members of the Supervisory Board and Members of Statutory Committees and follow the best governance practices by establishing in the Policy the purposes, concepts, objectives,

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principles, guidelines and indemnity, as well as exclusions.

The Indemnity Agreement is the legal instrument to be formalized with the Beneficiaries of the Indemnity Policy, which are the Senior Managers, Members of the Supervisory Board and Members of Statutory Committees of the Company.

Through the Indemnity Agreement, the Company undertakes to guarantee the payment of any and all expenses that may be proven to be due by the Beneficiaries as a result of claims, inquiries, investigations, and administrative or judicial proceedings aimed at imputing any responsibility for regular management acts, thus considered the decisions and actions carried out diligently, in accordance with good faith, aiming at the Company's social interest and in compliance with its fiduciary duties.

Finally, the Term of Commitment is the document that must be signed by the Beneficiary that has its expenses paid by the Company, assuming the obligation to return the amount paid, in case an event of exclusion from the indemnity is configured, under the terms of the Indemnity Policy.

In order to ensure the complete implementation of the Company's Indemnity Policy, as foreseen in its guidelines, it is up to the General Shareholders' Meeting to approve the Maximum Guarantee Limit for the year 2022, foreseen for the indemnity contracts that may be signed.

Thus, according to the criteria established in the Indemnity Policy, the Maximum Limit of Guarantee should not exceed 0.125% of the Company's Net Worth, and therefore, as already established in the Indemnity Agreement in item 6.1, the amount of R$25,000,000.00 (twenty-five million reais) is proposed for the year 2022.

Thus, it is proposed to the shareholders to manifest on item 1 of the agenda of the Extraordinary Shareholders' Meeting, of April 29, 2022, in order to deliberate on the Indemnity Policy, as well as on its annexes, Indemnity Agreement and Term of Commitment.

Annex II - Indemnity Policy and its annexes: Indemnity Agreement and Term of Commitment

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 224th ordinary meeting, held on March 16, 2022.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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è	2 - Analysis, discussion and voting on the proposal to fill a vacant position in the Supervisory Board

Clarifications

According to the bylaws, the Company shall have a permanent Supervisory Board, which shall act collectively and individually, with the powers and duties set forth by Federal Laws no. 6,404/1976 and no. 13, 303/2016, and further applicable legal provisions.

The members of the Supervisory Board shall be natural persons, residing in the country, whose academic background is compatible with their position as members of such body and who have held, for at least three years, senior management or advisory positions in the public administration or acted as members of the Supervisory Board in private companies.

In addition to the persons listed in the paragraphs of Article 147 of Federal Law 6,404/1976, members of the Board of Directors and employees of the Company or of a controlled company or the same group, and the spouse or relative, up to the third degree, of a director of the Company shall not be elected as members of the Supervisory Board.

The following shall not be appointed members of the Supervisory Board:

a)   representatives of the regulatory bodies Copel is subject to, ministers of state, secretaries of state, municipal secretaries, holders of non-permanent positions connected with the public service, advising or of special nature in the public administration, political party, statutory officers and sitting members of the legislature in any state of the country, even when on leave;

b)  individuals who have taken part in the decision-making structure of a political party or who have organized, structured or developed an electoral campaign in the last 36 months;

c)   individuals who hold a position in a trade union organization;

d)  individuals who have signed an agreement or entered into a partnership, as suppliers or buyers, or have offered or required goods or services of any kind from the State of Paraná or from Copel within less than three years prior to the nomination to the Supervisory Board;

e)   individuals who have or may have any form of conflict of interest with the State of Paraná or with Copel.

Vacancies and voting right

The Supervisory Board shall consist of five members and an equal number of alternates, who may be reelected, being:

a)	three members and three respective alternates, nominated by the State of Paraná (only holders of common shares have voting rights);
b)	one member and its respective alternate appointed by the minority shareholders, holders of common shares — the election is separate (controlling shareholders may not vote, only minority holders of common shares have voting rights), being considered elected the candidate obtaining the highest percentage representation of the Company's capital stock, with no minimum limit; and
c)	one member and its respective alternate appointed by holders of preferred shares — the election is separate (controlling shareholders may not vote, only holders of preferred shares have voting rights), being considered elected the candidate obtaining the highest percentage representation of the Company's capital stock, with no minimum limit.

Appointments

Supervisory Board: alternate member - controlling shareholder

Considering the vacancy in the Supervisory Board, the following name was proposed to

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compose the Collegiate ― to fill a vacancy nominated by the State of Paraná, the Company's controlling shareholder ―, to complete the 2021-2023 term of office:

•	ROBERTO ZANINELLI COVELO TIZON - according to the letter OF CEE/G 81/22, of March 22, 2022, nomination for alternate member of the Supervisory Board, to fill the vacancy caused by the resignation of João Luiz Giona Junior.

The compliance of the nominee was verified by the Company through a background check and by the Nomination and Evaluation Committee - NEC (Comitê de Indicação e Avaliação - CIA), which recorded, in its 49th Meeting, held on March 25, 2022, that the nomination of Roberto Zanineli Covelo Tizon is in compliance with the provisions of law and regulations in force and with the Company's Bylaws.

Annex III - Item 12.5 of CVM’s Reference Form (in compliance with CVM Instruction 481/2009)

Annex IV - Summary of the 49th Nomination and Evaluation Committee Meeting, of March 25, 2022

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo I

COPEL
Companhia Paranaense de Energia

13.1 Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

A política de remuneração dos Administradores da Companhia está alinhada às melhores práticas de mercado, considerando a legislação aplicável e com o objetivo de remunerar as responsabilidades, o tempo dedicado à função, à qualificação e competências necessárias, bem como os riscos inerentes a cada cargo.

A política tem ainda objetivo de reforçar a meritocracia, promovendo uma cultura alinhada a resultados, motivando os membros dos Órgãos Estatutários a superar resultados e criar valor sustentável e de longo prazo para os acionistas e demais partes interessadas, mantendo, desta forma, a competitividade no seu ramo de atuação.

Adicionalmente, nos termos do artigo 152 da Lei Federal nº 6404/76, a remuneração global dos Administradores, inclusive benefícios de qualquer natureza e verbas de representação, é aprovada em Assembleia Geral Ordinária - AGO, considerando os objetivos aqui descritos.

a. composição da remuneração, indicando:

i descrição dos elementos da remuneração e os objetivos de cada um deles

- A remuneração total da Diretoria Executiva é composta por:
    - Remuneração Básica: Parcela fixa (honorários) que tem o objetivo de reconhecer e refletir o valor do cargo internamente e externamente, bem como o desempenho individual, experiência, formação e conhecimento do executivo.
    - Incentivos: Parcela variável definida com objetivo de premiar o atingimento e superação de metas da Companhia, alinhadas ao orçamento e planejamento estratégico. É vinculada ao desempenho da Companhia e de cada Diretoria Executiva com relação a objetivos econômico-financeiros, ESG (Environmental, Social and Governance) e operacionais concretos, predeterminados e quantificáveis que capturarão a criação de valor a longo prazo e de maneira sustentável para os acionistas e demais partes interessadas.
    - Benefícios: Parcela complementar composta por plano de previdência privada, plano de saúde e auxílio alimentação (verba de representação).
- A remuneração do Conselho de Administração, Conselheiros Fiscais e membros dos Comitês Estatutários é composta por:
    - Remuneração básica – parcela fixa (honorários mensais).
    - Benefícios – parcela complementar composta por plano de previdência privada e plano de saúde.

  Obs. Os membros do Conselho de Administração, Conselheiros Fiscais e membros dos Comitês Estatutários serão reembolsados pela Companhia das despesas de locomoção, alimentação e hospedagem, eventualmente necessárias ao desempenho de suas funções.

COPEL
Companhia Paranaense de Energia

ii em relação aos 3 últimos exercícios sociais, qual a proporção de cada elemento na remuneração total

Para o Conselho de Administração, Conselheiros Fiscais e membros dos Comitês Estatutários, a remuneração é formada por honorários mensais fixos, não havendo pagamento proporcional à participação em reuniões.

Para Diretoria Estatutária há previsão de remuneração variável atrelada ao alcance de gatilho financeiro e cumprimento de metas, a qual, conforme a política de remuneração aprovada pelo Conselho de Administração, inclui na sua estrutura a necessidade do alcance das metas ESG (Environmental, Social and Governance), reforçando o compromisso com a criação de valor de forma sustentável para os acionistas e demais partes interessadas. A remuneração variável da Diretoria Estatutária representa, em média, 30% da remuneração total.

iii metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

Para 2022, está sendo proposta a manutenção do limite global anual do exercício anterior de até R$13.002.528,27 (treze milhões, dois mil, quinhentos e vinte e oito reais e vinte e sete centavos), em conformidade com o disposto no artigo 152 da Lei Federal nº 6404/76.

A remuneração proposta está em conformidade com a legislação aplicável, alinhada às diretrizes do Código de Melhores Práticas do Instituto Brasileiro de Governança Corporativa - IBGC e às práticas mercado, apuradas através de pesquisas salariais, observando, entre outras características, porte similar ao da Companhia, faturamento, número de empregados, abrangência, diversidade e complexidade.

iv razões que justificam a composição da remuneração

A composição da remuneração do Conselho de Administração, Conselheiros Fiscais e membros dos Comitês Estatutários, com parcelas fixas mensais e sem parcela variável, segue às práticas de mercado e a orientação do Código de Melhores Práticas do Instituto Brasileiro de Governança Corporativa - IBGC, como forma de reforço do comprometimento com os resultados de longo prazo.

Do mesmo modo, a Remuneração da Diretoria Executiva, segue às práticas de mercado e as orientações do Código de Melhores Práticas do Instituto Brasileiro de Governança Corporativa - IBGC, com definição de parcela fixa e variável, de forma a estabelecer incentivo de curto e longo prazo, relacionadas à geração de valor econômico para a organização, garantindo a sustentabilidade do negócio, além da atração e retenção de profissionais com as competências e valores requeridos pela Companhia.

v a existência de membros não remunerados pelo emissor e a razão para esse fato

A Companhia informa que não existem membros da administração não remunerados pela Companhia.

b. principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração

COPEL
Companhia Paranaense de Energia

Os indicadores definidos para o estabelecimento de remuneração variável da Diretoria Executiva são avaliados e aprovados anualmente pelo Conselho de Administração da Companhia, sendo o principal deles o EBITDA, que se configura como gatilho para o Prêmio por Desempenho - PPD. Além disso, conforme estabelecido na política de remuneração, são considerados indicadores vinculados ao orçamento e ao planejamento estratégico, bem como indicadores de alcance das metas ESG (Environmental, Social and Governance), reforçando o compromisso com a criação de valor de forma sustentável para os acionistas e demais partes interessadas.

c. como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

A remuneração da Diretoria Executiva é definida com parcela variável, aprovada pelo Conselho de Administração, vinculada ao atingimento de metas e indicadores de desempenho desdobrados do planejamento estratégico da Companhia.

d. como a política ou prática de remuneração se alinha aos interesses do emissor de curto, médio e longo prazo

A política de remuneração é aprovada pelo Conselho de Administração, em conformidade com o valor global anual aprovada em Assembleia Geral Ordinária, nos termos da Lei Federal nº 6.404/76 e considerando o objetivo de remunerar os membros da Diretoria Executiva de acordo com os resultados apurados pela Companhia. Além disso, a política se alinha às diretrizes do Código de melhores práticas do Instituto Brasileiro de Governança Corporativa - IBGC e práticas de mercado, com o objetivo de remunerar as responsabilidades, o tempo dedicado à função, à qualificação e competências necessárias, bem como os riscos inerentes a cada cargo, garantindo a atração e retenção de profissionais com as competências requeridas pela Companhia.

e. existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A remuneração global do Administradores, Conselheiros Fiscais e membros dos Comitês Estatutários é suportada integralmente pelo Copel Holding, não havendo participação no custeio por qualquer subsidiária, controlada ou controladores diretos ou indiretos.

f. existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor

Não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

g. práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam.

COPEL
Companhia Paranaense de Energia

A definição da política de remuneração da Companhia é acompanhada pelo Conselho de Administração, com o assessoramento do Comitê de Desenvolvimento Sustentável que tem como atribuição analisar, avaliar e recomendar ao Conselho de Administração, diretrizes estratégicas ou aperfeiçoamentos nas práticas de remuneração da Diretoria Executiva, dos Conselhos e Comitês Estatutários da Companhia.

ii critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

Para a definição da remuneração individual o Conselho de Administração, com o apoio do Comitê de Desenvolvimento Sustentável, utiliza-se de pesquisas salariais especializadas observando, entre outras características, porte similar ao da Companhia, faturamento, número de empregados; abrangência, diversidade e complexidade, visando garantir a atração e retenção de profissionais com as competências requeridas pela Companhia.

iii com que frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor

O conselho de Administração, com o apoio do Comitê de Desenvolvimento Sustentável, avalia anualmente a adequação da política de remuneração dos Administradores.

COPEL
Companhia Paranaense de Energia

13.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal

Remuneração total **prevista** para o Exercício Social corrente **31/12/2022**				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21,00
Nº de Membros Remunerados	9	7	5	21,00
Remuneração fixa anual				
Salário ou pró-labore	1.229.813,40	5.536.558,89	723.798,95	7.490.171,24
Benefícios direto e indireto	11.454,72	165.075,99	-	176.530,71
Participações em comitês	1.436.640,34	-	-	1.436.640,34
Outros				0,00
Descrição de outras remunerações fixas				
Remuneração variável				
Bônus	-	3.066.584,07	-	3.066.584,07
Participação de resultados	-	-	-	
Participação em reuniões	-	-	-	
Comissões	-	-	-	
Outros	-	-	-	
Descrição de outras remunerações variáveis	-	-	-	
Pós-emprego	131.656,41	683.349,07	17.596,42	832.601,90
Cessação do cargo				
Baseada em ações				
Observação	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº 1/2021	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº1/2021	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº1/2021	
Total da remuneração	2.809.564,87	9.451.568,02	741.395,37	13.002.528,27

COPEL
Companhia Paranaense de Energia

Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2019**				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,17	7,00	5,17	21,00
Remuneração fixa anual				
Salário ou pró-labore	514.698,83	4.976.817,97	659.168,00	6.150.684,80
Benefícios direto e indireto	11.907,05	122.088,03	2.482,56	136.477,64
Participações em comitês	1.005.233,01	0	0	1.005.233,01
Outros	303.982,86	1.555.926,53	129.152,01	1.989.061,40
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				0,00
Bônus	0	2.709.669,56	0	2.709.669,56
Participação de resultados	0	0	0	0,00
Participação em reuniões	0	0	0	0,00
Comissões	0	0	0	0,00
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis				0,00
Pós-emprego	36.056,11	503.538,94	18.309,54	557.904,59
Cessação do cargo	0	0	0	
Baseada em ações (incluindo opções)	0	0	0	
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2019, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 2 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº0	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	
Total da remuneração	1.871.877,86	9.868.041,03	809.112,11	12.549.031,00

COPEL
Companhia Paranaense de Energia

13.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo

O emissor não aplica remuneração variável para o conselho de administração e para o conselho fiscal. Para a Diretoria Estatutária foi aprovada remuneração variável a título de prêmio por desempenho, atrelado ao cumprimento de metas.

Remuneração variável prevista para o exercício social corrente (2022)				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	9	7	5	21
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	3.066.584,07	0	3.066.584,07
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	3.066.584,07	0	3.066.584,07
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas				

Remuneração variável - exercício social encerrado em 31/12/2021				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	9	7	5	21
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0,00
Valor máximo previsto no plano de remuneração	0	2.702.612,85	0	2.702.612,85
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	2.702.612,85	0	2.702.612,85
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0

COPEL
Companhia Paranaense de Energia

Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas				

Remuneração variável - exercício social encerrado em 31/12/2020				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0,00
Valor máximo previsto no plano de remuneração	0	2.334.068,96	0	2.334.068,96
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	2.334.068,96	0	2.334.068,96
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00

Remuneração total prevista para o Exercício Social corrente 31/12/2019 - Valores Anuais				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0	0,00	0	0,00
Valor máximo previsto no plano de remuneração	0	2.709.669,56	0	2.709.669,56
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0,00	0	0,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	2.709.669,56	0,00	0,00

COPEL
Companhia Paranaense de Energia

13.9 Informar a quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS >> Posição: Dezembro/2021				
Órgão	**Quantidade de ações**			
	ON	**PNA**	**PNB**	**UNIT**
Conselho de Administração	-	-	-	-
Diretoria Estatutária	-	-	-	6.600
Conselho Fiscal	-	-	6.800	-

13.10 Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários:

a. Órgão	**Conselho de Administração**	**Diretoria Estatutária**
b. Número de membros	5	7
c. Número de membros remunerados	5	7
d. Nome do plano	Plano IV	Plano IV
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)	0	0
f. Condições para se aposentar antecipadamente	45 anos de idade, com no mínimo 5 anos de contribuição.	45 anos de idade, com no mínimo 5 anos de contribuição.
g. Valor acumulado atualizado das contribuições até 31/12/2021, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	**299.368,99**	**2.727.118,33**
h. Valor total acumulado das contribuições realizadas durante o exercício de 2021, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	**71.779,53**	**548.450,24**
i. Possibilidade de resgate antecipado e quais condições	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

COPEL
Companhia Paranaense de Energia

13.11 Indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

Valores anuais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal		
	31/12/2021	31/12/2020	31/12/2019	31/12/2021	31/12/2020	31/12/2019	31/12/2021	31/12/2020	31/12/2019
Nº de membros	7,00	7,00	7,00	9,00	9,00	9,00	5,00	5,00	5,00
Nº de membros remunerados	7,00	7,00	7,00	9,17	8,00	8,00	5,17	5,00	5,00
Valor da maior remuneração (Reais)	879.234,46	1.552.203,79	1.656.258,61	227.827,80	280.105,40	273.393,36	131.885,16	172.199,73	172.199,73
Valor da menor remuneração (Reais)	388.421,28	824.394,98	740.479,28	43.229,02	158.262,24	158.262,24	43.229,02	158.262,24	158.262,24
Valor médio da remuneração (Reais)	1.207.668,32	1.295.689,50	1.337.137,16	211.762,03	254.857,73	252.959,42	129.979,50	163.117,57	161.049,74

Observação:

Diretoria Estatutária	
31/12/2021	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2021
31/12/2020	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2021
31/12/2019	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020

COPEL
Companhia Paranaense de Energia

13.12 Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

O emissor não possui instrumentos de indenização para os administradores em caso de destituição do cargo ou aposentadoria.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Nos três últimos exercícios, não existiram partes relacionadas ao controlador que integraram o Conselho de Administração, a diretoria estatutária ou o conselho fiscal da companhia.

13.14 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

O emissor não aplica remuneração além da que se refere a função que os membros do conselho de administração, da diretoria estatutária ou do conselho fiscal ocupam.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Nos três últimos exercícios, não houve remuneração dos membros da Administração e Conselho Fiscal reconhecidas no resultado de controladas do emissor, dos controladores diretos ou indiretos do emissor ou de sociedades sob controle comum.

13.16 Fornecer outras informações que o emissor julgue relevantes

Não há outras informações que a Companhia julgue relevantes em relação à Seção 13 do Formulário de Referência.

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo II

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1. FINALIDADE

Estabelecer as diretrizes, limites e procedimentos que deverão reger os Contratos de Indenidade dirigidos aos Administradores, Conselheiros Fiscais, membros dos comitês estatutários da Companhia, adotados pela Companhia Paranaense de Energia - Copel Holding e suas subsidiárias integrais – SIs (diretas), respeitados seus trâmites societários.

Para efeito desta Política, o conjunto de empresas relacionadas no parágrafo anterior, doravante, será denominado “Copel” ou “Companhia”.

2. CONCEITOS

2.1 – ADMINISTRADORES

São os membros do Conselho de Administração e da Diretoria Executiva.

2.2 – BENEFICIÁRIOS

São os Administradores presentes e passados, membros do Conselho Fiscal e membros de comitês estatutários da Companhia. Caso aprovado pelo Conselho de Administração, em deliberação específica, os empregados e prepostos que formalmente atuem por delegação dos administradores da Companhia poderão fazer parte do grupo de Beneficiários.

2.3 – CONTRATO DE INDENIDADE

Contrato celebrado com os Administradores, Conselheiros Fiscais e membros dos comitês estatutários ou publicado como uma declaração de obrigação da Companhia, para os demais Beneficiários.

2.4 – CONFLITOS DE INTERESSES

Há conflito de interesses quando alguém não é independente em relação à matéria em discussão e pode influenciar ou tomar decisões motivadas por interesses distintos daqueles da organização. Trata-se de situação que deve ser examinada e tratada em cada caso concreto, quando verificado o confronto entre o interesse da Companhia e o interesse pessoal do Beneficiário.

2.5 – DESPESAS

Todos e quaisquer valores ou custos que venham a ser comprovadamente pleiteados dos Beneficiários, em virtude de Processos, que visem a imputar qualquer responsabilidade por atos regulares de gestão praticados exclusivamente no exercício das suas atividades.

2.6 – PROCESSOS

Reclamações, inquéritos, investigações, demandas e processos administrativos, arbitrais ou judiciais, no Brasil ou em qualquer outra jurisdição.

2.7 – TERCEIRO INDEPENDENTE

Profissionais externos, para atuar de forma individual ou conjunta, de reputação ilibada, imparcial e independente, e com robusta experiência para analisar o pleito dos beneficiários.

2.8 – SEGURO D&O

Seguro de responsabilidade Civil (Directors & Officers, na sigla em inglês), contratado pela Companhia junto à Seguradora de mercado, o qual segue a regulação da SUSEP, destinado à proteção de executivos e administradores de empresas.

2.9 – ATO REGULAR DE GESTÃO

São atos regulares de gestão aqueles que dizem respeito às decisões e atuações realizadas de forma diligente, de acordo com a boa-fé, visando ao interesse social da Companhia e em cumprimento aos seus deveres fiduciários, estabelecidos pela legislação, pelo Estatuto Social ou demais normas internas da Companhia.

Diretoria de Gestão Empresarial - DGE Superintendência de Gente e Gestão - SGG

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2.10 – ENQUADRAMENTO

Avaliação a ser realizada, caso a caso, pelo Comitê de Ética da Copel nos termos desta Política, tendo por objetivo verificar a eventual incidência de qualquer das Excludentes e analisar se o Beneficiário e o Processo são passíveis de indenização, tendo por base as informações disponíveis no momento da análise, amparadas, quando necessário, pelo Terceiro Independente.

2.11 – LIMITE MÁXIMO DE GARANTIA

Valor máximo estabelecido para cobertura da integralidade de indenizações pagas para todos os Beneficiários, considerando todos os contratos de indenidade assumidos pela Companhia, no período equivalente a 1 (um) ano, compreendido entre 1º de janeiro até 31 de dezembro, não cumulativo.

3. OBJETIVOS

3.1 – Indenizar e manter indene os Beneficiários na hipótese de dano ou prejuízo efetivamente sofrido por força do exercício regular de suas funções na Companhia.

3.2 – Atrair e reter profissionais qualificados, disponibilizando aos Beneficiários as efetivas condições para que exerçam suas funções com a serenidade e a segurança necessárias ao bom desempenho de suas atribuições, de forma complementar ao Seguro de Responsabilidade Civil dos Administradores da Companhia (“Seguro D&O”).

3.3 - Contribuir para a perenidade da Copel, com visão de longo prazo, minimizando os custos da Companhia, considerando o seguro de responsabilidade civil e indenizações pagas aos Beneficiários.

3.4 - Minimizar os riscos no exercício das atribuições dos Administradores da Companhia e demais Beneficiários, estabelecendo uma relação de segurança.

4. PRINCÍPIOS

Visando o aprimoramento da relação da Copel com seus Administradores, Conselheiros Fiscais e demais Beneficiários, são adotados os seguintes princípios:

4.1 – O Contrato de Indenidade é aplicável somente aos casos em que não houver cobertura da apólice de seguro de responsabilidade civil (Seguro D&O), contratado pela Companhia.

4.2 – A atuação, legalmente estabelecida por meio de delegação de responsabilidades, deve pautar-se no dispositivo estatutário da Copel, nos Arts. 38 e 39.

4.3 – O Contrato de Indenidade busca garantir aos administradores e os conselheiros fiscais, bem como todos os Beneficiários, os reflexos patrimoniais decorrentes de demandas judiciais, arbitrais, administrativas e demais restrições impostas em razão do exercício do cargo ou função.

4.4 – O Contrato de Indenidade garante o pagamento de todos e quaisquer valores, custos ou despesas (“Despesas”) que venham a ser comprovadamente pleiteados do Beneficiário, em virtude de reclamações, inquéritos, investigações e processos administrativos, arbitrais ou judiciais, no Brasil ou em qualquer outra jurisdição, que visem a imputar qualquer responsabilidade por atos regulares de gestão praticados exclusivamente no exercício das suas atividades (“Processos”), observados os princípios, procedimentos e condições previstos nesta Política.

4.5 – O Contrato de Indenidade em relação aos empregados que se enquadrem como beneficiários, na hipótese prevista no item 2.2, firmado pela Copel é válido e eficaz a partir da sua assinatura unicamente pela Companhia.

4.6 - O Contrato de Indenidade firmado pela Copel é válido e eficaz em relação aos Administradores, Conselheiros Fiscais e membros dos comitês estatutários após ser formalizado, por instrumento particular, conforme ANEXO I – MODELO DE CONTRATO DE INDENIDADE, assinado entre estes e a Companhia na data da posse do cargo assumido ou estando no cargo, em até 30 (trinta) dias.

4.7 - A Política de Indenidade tem ainda a finalidade de definir as premissas acerca do processo decisório relacionado à decisão a respeito da concessão ou não da indenidade, em especial para estabelecer a vedação da

Diretoria de Gestão Empresarial - DGE Superintendência de Gente e Gestão - SGG

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participação do Beneficiário neste processo.

4.8 - O Contrato de Indenidade não compreenderá adiantamentos ou empréstimos de qualquer natureza. Não serão considerados empréstimos ou adiantamentos para fins desta Política: (i) valores que forem entregues exclusivamente para cumprimento de ordem judicial que determine a constituição de fianças ou garantias relacionadas a Processos; e (ii) adiantamentos de despesas no âmbito do Processo, vinculados a despesas já conhecidas e amparadas em documentação hábil.

5. DIRETRIZES

Considerando os princípios estabelecidos nesta Política, a Copel estabelece as seguintes diretrizes:

5.1 PROCEDIMENTO PARA PAGAMENTO DE DESPESAS

5.1.1 - O Beneficiário, sempre que tomar conhecimento, por meio de ofício, citação, notificação ou intimação, ou por qualquer outro meio escrito, inclusive por e-mail, de qualquer Processo, deve notificar, por escrito, o fato à Companhia, em até 72 (setenta e duas) horas contadas da data do seu conhecimento, de acordo com os procedimentos estabelecidos pela apólice de seguro de responsabilidade civil (seguro D&O).

5.1.2 - A Companhia dará prosseguimento do trâmite interno relativo à comunicação do sinistro perante a Seguradora (seguro D&O).

5.1.3 - Sempre que houver cobertura do sinistro perante a Seguradora (seguro D&O), não haverá cobertura pelo contrato de indenidade, salvo nos casos previstos no item 5.2, respeitadas as obrigações assumidas pelo Beneficiário na cláusula de sub-rogação, prevista no contrato de indenidade.

5.1.4 - Em caso de negativa quanto à cobertura do sinistro por parte da Seguradora (seguro D&O), será iniciado o processo para enquadramento na cobertura do contrato de indenidade.

5.1.5 - Poderão ser incluídos como Beneficiários os empregados e prepostos que formalmente atuem por delegação dos Administradores da Companhia, desde que aprovado pelo Conselho de Administração, em deliberação específica, nos termos do Estatuto Social, conforme prevê o item 2.2 desta Política, em forma de declaração de obrigação da Companhia no contrato de indenidade, não sendo necessária a assinatura dos demais Beneficiários.

5.1.6 - Os Beneficiários citados no item 2.2 que atuem nas Subsidiárias Integrais da Companhia Paranaense de Energia – Copel, por decisão dos seus Administradores, também serão amparados pelos contratos de indenidade, firmados com a Copel Holding.

5.2 - DECISÃO PRELIMINAR DE ADIANTAMENTO DE DESPESAS

5.2.1 - Em caso de negativa por parte da seguradora D&O ou na ausência de resposta da Seguradora acerca da cobertura no prazo de até 60 (sessenta) dias corridos, contados da entrega de toda a documentação necessária, o pedido de indenização será remetido ao Comitê de Ética para que inicie o processo de adiantamento de Despesas, com base no Art. 92 do Estatuto Social.

5.2.2 - Havendo decisão favorável ao adiantamento de Despesas, será iniciado o processo para o pagamento.

5.2.3 - O Comitê de Ética remeterá para conhecimento da Diretoria Reunida da Copel Holding as decisões favoráveis de pagamentos ou adiantamentos à título de indenidade quando os valores forem inferiores à R$1.000.000,00 (um milhão de Reais).

5.2.4 - O Comitê de Ética remeterá para ratificação da Diretoria Reunida da Copel Holding as decisões favoráveis de pagamentos ou adiantamentos à título de indenidade quando os valores forem superiores à R$1.000.000,00 (um milhão de Reais).

5.3 - TERCEIRO INDEPENDENTE E CONFLITO DE INTERESSES

5.3.1 - Visando a evitar a configuração de conflitos de interesses, notadamente o previsto no art. 156 da Lei 6.404/76, fica estabelecido que a Companhia contratará profissionais externos, para atuar de forma individual ou

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conjunta, de reputação ilibada, imparcial e independente (“Terceiro Independente”), e com robusta experiência para analisar o pleito do Beneficiário e decidir sobre a caracterização de ato regular de gestão ou sobre as hipóteses de exclusões.

5.3.2 - O Terceiro Independente atuará nos casos em que o pleito do Beneficiário não se enquadre na cobertura do seguro de responsabilidade civil (Seguro D&O), contratado pela Companhia.

5.3.4 - A decisão a ser emitida pelo Terceiro Independente deve considerar a razoabilidade dos valores envolvidos, assim como todas as informações necessárias e disponíveis no momento para avaliar a adequação da concessão de indenização ou pagamento/reembolso de Despesas, incluindo os motivos pelos quais o ato regular de gestão praticado está abrangido ou não pelo Contrato.

5.3.5 - Caso a decisão do Terceiro Independente seja no sentido de se caracterizar uma das hipóteses de exclusão, o Beneficiário fica obrigado a restituir todos os valores pagos pela Companhia em razão do Contrato, em um prazo de 90 (noventa) dias após o recebimento de notificação acerca da referida decisão.

5.3.5 - Havendo uma decisão condenatória, em processo administrativo, transitada em julgado, caberá ao Terceiro Independente emitir nova decisão para que o Contrato seja mantido.

5.3.6 - Estão vedados de participar das reuniões ou discussões que versarem sobre a aprovação do pagamento de que trata o Contrato de Indenidade, os Beneficiários que estiverem pleiteando os referidos valores, em observância ao disposto no art. 156, caput da Lei Federal nº 6.404/76.

5.3.7 - A Companhia, a seu exclusivo critério, conforme avaliação no caso concreto, poderá adotar procedimentos adicionais de governança que reforcem a independência das decisões, como o encaminhamento para deliberação em assembleia geral nas situações em que: (i) mais da metade dos administradores sejam beneficiários diretos da deliberação sobre o dispêndio de recursos; ou (ii) demais casos em que a administração da Companhia entenda, justificadamente, que o tema deve ser apreciado pelos acionistas.

5.4 DECISÃO DA SEGURADORA

5.4.1 - Sobrevindo a decisão da Seguradora confirmando a cobertura, e tendo havido adiantamento ao Beneficiário, deverão ser tomadas as providências cabíveis objetivando o respectivo reembolso dos valores adiantados, seja perante o Beneficiário, seja perante a Seguradora, tendo em vista a sub-rogação de que trata o item 5.5 desta Política.

5.4.2 - Em caso de decisão da Seguradora confirmando a cobertura, sem que tenha havido adiantamento ao Beneficiário, será dado seguimento ao processo, observando-se o trâmite aplicável ao Seguro D&O.

5.4.3 - A decisão negativa da Seguradora deflagrará o processo decisório para fins da concessão da indenização pelas Despesas, observada a competência interna e o processo decisório aplicável, considerando o disposto no item 5.3.

5.5. - DO PAGAMENTO DAS DESPESAS

5.5.1 - Na hipótese do pagamento de Despesas, a Companhia efetuará o pagamento no prazo que ocorrer primeiro: (i) em até 90 (noventa) dias, a contar do envio de todos os documentos necessários à análise do Terceiro Independente, a saber: cópia da intimação/notificação/citação, cópia integral do processo, comprovação do cargo exercido à época dos fatos, proposta de honorários, se for o caso; ou (ii) no prazo estabelecido no próprio Acordo ou decisão judicial ou administrativa.

5.5.2 - O pagamento pela Companhia estará condicionado à aferição de que o valor relativo à Despesa é: (i) razoável e está dentro dos padrões aplicados em casos semelhantes; (ii) proveniente do ato regular de gestão e (iii) não está sujeito à vedação imposta no próprio Acordo, na decisão, neste Contrato ou decorrente de lei.

5.5.3 - O Beneficiário deverá notificar a Companhia da obrigação de efetuar pagamento em até 01 (um) dia útil da celebração do Acordo ou da intimação da decisão ou ordem judicial ou administrativa.

5.5.4 - Na hipótese de a Companhia efetuar qualquer pagamento diretamente ao Beneficiário ou a terceiros com

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base no presente Contrato, a Companhia ficará imediatamente sub-rogada em todo e qualquer ressarcimento a que o Beneficiário tenha direito, inclusive de eventual apólice de seguro de responsabilidade civil (Seguro D&O). O Beneficiário deverá assinar todos os documentos necessários, bem como realizar todos os atos possíveis para garantir tais direitos à Companhia, inclusive assinatura de quaisquer documentos que possibilitem o ajuizamento pela Companhia de uma ação judicial de regresso em nome do Beneficiário.

5.5.5 - O Beneficiário que tiver suas Despesas arcadas pela Companhia deve assinar Termo de Compromisso, conforme Anexo II, assumindo a obrigação de devolver a quantia paga, caso reste configurada a ocorrência de uma hipótese de exclusão da indenidade.

5.6 - LIMITE MÁXIMO DE GARANTIA

5.6.1 - O Limite Máximo de Garantia é o valor que abrange a integralidade das indenizações pagas para todos os Beneficiários, considerando todos os contratos de indenidade assumidos pela Companhia. O período compreendido para o Limite Máximo de Garantia equivalente a 1 (um) ano civil, não cumulativo, a se iniciar em 1º de janeiro, com término em 31 de dezembro.

5.6.2 - O limite máximo e global estabelecido no item acima deverá ser aprovado a cada período pela Assembleia Geral de Acionistas, e observará os procedimentos e a governança estabelecida no Estatuto Social e nas normas internas da Companhia.

5.6.3 - O limite máximo e global estabelecido no item 5.6.1 não poderá ultrapassar 0,125% do Patrimônio Líquido da Companhia.

5.6.4 - O valor do Limite Máximo de Garantia não utilizado no período descrito em 5.6.1 não será cumulativo com o valor que será aprovado para o período subsequente.

5.7 - DISPOSIÇÕES GERAIS

5.7.1 - Compete aos gestores da Companhia garantir que todos os empregados, diretores, administradores e conselheiros tenham conhecimento e atuem em conformidade com as diretrizes contidas em todos os documentos normativos da Copel, em especial nesta Política.

5.7.2 - O Contrato de Indenidade firmado ou declarado pela Companhia é irrevogável e irretratável, sendo que as obrigações nele assumidas e quando aceitas pelos Beneficiários obrigam também seus sucessores a qualquer título.

5.7.3 - Qualquer alteração no Contrato de Indenidade firmado pela Companhia não produzirá efeitos em relação aos atos já praticados.

5.8. – DA PUBLICIDADE DOS ATOS

5.8.1 – Nos termos do Parecer de Orientação CVM nº 38/2018, os contratos de indenidade firmados pela Companhia, depois de assinados, seus aditivos e eventuais outros documentos que também reflitam os termos e condições aplicáveis aos seus termos, deverão ser encaminhados, em até 7 (sete) dias úteis a contar da data de sua assinatura, ao sistema eletrônico disponível na página da CVM na rede mundial de computadores.

6. INDENIDADE E EXCLUDENTES

6.1 - O Beneficiário será plenamente garantido e indenizado pela Companhia quanto a quaisquer efeitos patrimoniais que tenham origem em atos regulares de gestão, assim consideradas as decisões e atuações realizadas de forma diligente, de acordo com a boa fé, visando ao interesse social da Companhia e em cumprimento aos seus deveres fiduciários, desde que estes sejam (i) praticados dentro do período entre a posse até o encerramento do mandato; ou (ii) praticados pela administração anterior, na hipótese em que o Beneficiário não tiver sido com eles conivente ou omisso, nos termos do artigo 158, § 4º da Lei 6.404/76 e (iii) o Beneficiário pleiteie a indenização durante o período de vigência do Contrato.

6.2 - A opção por eventual celebração de (i) acordos judiciais ou extrajudiciais, (ii) termos de compromisso ou de ajustamento de conduta, ou (iii) qualquer outro acordo, no Brasil ou no exterior, de caberá ao Beneficiário,

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condicionados a análise prévia da Companhia ou do Terceiro Independente, desde que os termos do acordo proposto sejam considerados como razoáveis ou sigam os padrões aplicados em casos semelhantes.

6.3 - O Beneficiário não fará jus aos direitos de indenidade previstos no Contrato quando, comprovadamente, ocorrer qualquer das seguintes hipóteses: (i) houver cobertura de apólice de seguro contratada pela Companhia (seguro D&O), conforme formalmente reconhecido e implementado pela seguradora; (ii) houver a prática de atos fora do exercício regular das atribuições ou poderes do Beneficiário; (iii) houver a prática de ato com má-fé, dolo, culpa grave ou fraude por parte do Beneficiário; (iv) houver a prática de ato em interesse próprio ou de terceiros, em detrimento do interesse social da Companhia; (V) Ação de responsabilidade ajuizada pela Copel contra o Beneficiário ou qualquer ação movida pela Copel contra o empregado ou representante; (vi) Processo judicial ou procedimento arbitral movido pelo Beneficiário contra a COPEL, exceto na medida em que tal processo ou procedimento movido pelo Beneficiário tenha o objetivo de fazer cumprir os termos desta Política e/ou do respectivo Contrato de lndenidade; (vii) houver a obrigação de pagamento de indenizações decorrentes de ação social prevista no artigo 159 da Lei 6.404/76 ou ao ressarcimento dos prejuízos de que trata o art. 11, § 5º, II da Lei nº 6.385/76; (viii) prática de ato de indisciplina ou de insubordinação graves; (ix) qualquer ato grave praticado contra as políticas corporativas; (x) demais casos em que se configurar situação de manifesto conflito de interesse com a Companhia.

6.4 - A Companhia não terá qualquer obrigação de indenizar o Beneficiário por lucros cessantes, perda de oportunidade comercial, interrupção de atividade profissional, danos morais ou danos indiretos eventualmente alegados pelo Beneficiário, sendo a indenização ou reembolso limitado às hipóteses previstas no Contrato de Indenidade.

6.5 - No caso de condenação transitada em julgado em ação penal, civil pública, de improbidade, popular, ação proposta por terceiro, ou por acionistas em favor da Companhia, ou, ainda, de decisão administrativa irrecorrível que não tenha sido objeto de suspensão judicial, o Beneficiário se obriga a ressarcir à Companhia todos os valores despendidos no âmbito deste Contrato.

7. REFERÊNCIAS

a)	Lei Federal nº 6.404/1976 - Lei das Sociedades Anônimas.
b)	Lei Federal nº 13.303/2016 – Lei de Responsabilidade das Estatais.
c)	Lei Sarbanes-Oxley, de 2002.
d)	Estatutos Sociais da – Copel (Holding) e de suas subsidiárias integrais.
e)	Código de Conduta.
f)	Código das Melhores Práticas de Governança Corporativa do Instituto Brasileiro de Governança Corporativa - IBGC.
g)	Instrução CVM nº 586/2017.
h)	Parecer CVM nº 038/2008.
i)	Política de Transações com Partes Relacionadas e conflitos de Interesses.
j)	Regulamento de listagem do nível 1 de governança corporativa da B3.
k)	Regulamento de listagem do Nível 2 de governança corporativa da B3
l)	Agência regulatória Securities and Exchange Commission - SEC dos Estados Unidos, em cumprimento às diretrizes definidas para listagem da Companhia na NYSE Euronext.

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A presente Política foi aprovada pela ___ª Reunião Ordinária do Conselho de Administração – ROCAD de ___/___/2022.

Controle de alterações
Data	Responsável	Descrição
xx.02.2022

DRC/CSG

Luisa Cristina Tischer Nastari

Adilson Dvulathca

Sergio Baptista Salgueiro

Sergio Akira Yamada

DJR

Everton Luiz Szychta

DFI

Luiz Fernando Capeloto Macohin

Ronaldo Bosco Soares

Eomar Antonio Concato

Itamar Pinto Paz

Alex Cristiano Bomfim Albuquerque

SGG/DDHO

Natalino das Neves

Primeira versão da NPC 324 - POLÍTICA DE INDENIDADE.

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8. ANEXO I – MODELO DE CONTRATO DE INDENIDADE

O anexo indicado abaixo é parte integrante da presente Política e compreende outras diretrizes e procedimentos da Copel.

CONTRATO DE INDENIDADE

CONTRATO DE INDENIDADE QUE ENTRE SI CELEBRAM A COMPANHIA PARANAENSE DE ENERGIA – COPEL - E "NOME DO BENEFICIÁRIO"

Pelo presente instrumento particular de contrato de indenidade, de um lado a COMPANHIA PARANAENSE DE ENERGIA - COPEL, com sede na Rua José Izidoro Biazetto, nº 158, Mossunguê, Curitiba/PR, inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda (CNPJ) sob o nº 76.483.817/0001-20, neste ato representada de acordo com seu Estatuto Social ("Companhia");

e, de outro lado, "NOME DO BENEFICIÁRIO", [qualificação], portador da carteira de identidade nº [XXXXXXX] expedida pelo [XXXXXXX], e inscrito no CPF sob o nº [XXXXXXX], residente e domiciliado na [XXXXXXX], CEP [XXXXXXX], na Cidade [XXXXXXX], Estado [XXXXXXX] , ("Beneficiário").

PREÂMBULO

CONSIDERANDO QUE o exercício regular das atividades e funções ocupadas pelo Beneficiário pode resultar em atribuição de responsabilidades que importam a imputação de obrigações de pagamento de diversas naturezas;

CONSIDERANDO QUE o Seguro D&O contratado pela Companhia tem uma cobertura limitada, expondo o Beneficiário ao risco de, em determinadas circunstâncias excepcionais, arcar pessoalmente, dentre outras obrigações, com custos e despesas referentes a procedimentos administrativos e judiciais, inclusive de natureza investigatória no Brasil e no exterior, que visem a imputar responsabilidade pelo exercício de suas funções;

CONSIDERANDO QUE o Art. 92 do Estatuto Social da Companhia assegura a defesa em processos judiciais e administrativos aos seus administradores, presentes e passados, e no Art. 96 faculta à Companhia celebrar de seguro de responsabilidade civil permanente de forma a manter o Beneficiário indene por atos regulares de gestão decorrentes de suas atividades;

CONSIDERANDO QUE, como forma de assegurar condições de mercado compatíveis com a função desempenhada, a Companhia, por meio da aprovação da alteração estatutária em Assembleia Geral de Acionistas, bem como de Política de Indenidade, resolveu disponibilizar ao Beneficiário efetivas condições para que este possa exercer suas funções com maior segurança, e compromete-se, nos termos deste documento, a mantê-lo indene,

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tanto na vigência de seu mandato ou durante o exercício de seu cargo ou função, como após o seu término, por atos praticados durante o período que exercer seu mandato ou durante o exercício de seu cargo ou função;

RESOLVEM as Partes celebrar o presente Contrato, que é regido pelas seguintes cláusulas e condições:

1. INDENIDADE

1.1. A Companhia compromete-se a garantir o pagamento de todos e quaisquer dispêndios ("Despesas") que venham a ser comprovadamente pleiteados pelo Beneficiário, em virtude de reclamações, inquéritos, investigações e processos administrativos ou judiciais, no Brasil ou em qualquer outra jurisdição, que visem imputar qualquer responsabilidade por atos regulares de gestão praticados exclusivamente no exercício das suas atividades ("Processos"), observados os procedimentos e condições previstos neste Contrato.

1.2. O Beneficiário será plenamente garantido e indenizado pela Companhia quanto a quaisquer efeitos dos Processos, que tenham origem em atos regulares de gestão, assim consideradas as decisões e atuações realizadas de forma diligente, de acordo com a boa-fé, visando ao interesse social da Companhia e em cumprimento aos seus deveres fiduciários ("Ato Regular de Gestão"), desde que estes sejam (i) praticados dentro do período entre a posse até o encerramento do mandato ou entre o início do vínculo contratual até o seu encerramento, ou (ii) praticados pela administração anterior, na hipótese em que o Beneficiário não tiver sido com eles conivente ou omisso, nos termos do art. 158, § 4° da lei 6.404/76; e (iii) o Beneficiário pleiteie a indenização durante o período de vigência desse Contrato.

1.3. A Companhia pagará as Despesas resultantes de Processos que acarretem constrição do patrimônio do Beneficiário, apenas no que diz respeito a atos cometidos por ou cuja responsabilidade seja atribuída ao Beneficiário e desde que diga respeito a Ato Regular de Gestão, visando a dispensa, reversão, modificação ou anulação de ordem judicial ou administrativa no contexto dos Processos, respeitadas as disposições estatutárias e da Política de Indenidade.

2. EXCLUSÕES

2.1. O Beneficiário não fará jus aos direitos de indenidade previstos neste Contrato quando, comprovadamente, ocorrer qualquer das seguintes hipóteses:

a)	Houver cobertura de apólice de seguro de responsabilidade civil (seguro D&O) contratada pela Companhia;
b)	Conduta ativa ou passiva do Beneficiário que configure má fé, culpa grave ou mediante fraude, desvio de finalidade, divulgação de informação estratégica e confidencial contra os interesses da COPEL, ou fora da esfera de competência do cargo para o qual foi eleito ou da função exercida;
c)	Ato doloso ou ato tipificado como crime doloso em decisão final, judicial ou administrativa;
d)	Ato em interesse próprio ou de terceiros, em detrimento dos interesses da COPEL;
e)	Qualquer ato praticado pelo beneficiário que, a juízo da COPEL, conflite com os interesses da Companhia ou com o interesse público;
f)	Ato fora do exercício das atribuições como administrador ou empregado ou do representante, conforme o caso;
g)	Ação de responsabilidade ajuizada pela COPEL contra o administrador ou qualquer ação movida pela COPEL contra o empregado ou representante;
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h)	Processo judicial ou procedimento arbitral movido pelo Beneficiário contra a COPEL, exceto na medida em que tal processo ou procedimento movido pelo Beneficiário tenha o objetivo de fazer cumprir os termos desta Política e/ou do respectivo Contrato de lndenidade;
i)	Prática de (i) ato de indisciplina ou de insubordinação graves e reiterados ou aqueles que tenham dado causa ao compromisso de indenizar; ou (ii) abandono do cargo;
j)	Houver a obrigação de pagamento de indenizações decorrentes de ação social prevista no artigo 159 da Lei 6.404/76 ou ressarcimento dos prejuízos de que trata o art. 11, § 5º, II da Lei nº 6.385/76; e
k)	Qualquer ato grave praticado contra as políticas corporativas.

3. VIGÊNCIA

3.1 O presente Contrato vigerá a partir data da última assinatura do contrato até a ocorrência dos eventos a seguir, o que acontecer por último: (i) o final do 5° (quinto) ano após a data em que o Beneficiário deixar, por qualquer motivo, de exercer o mandato, função ou cargo; (ii) o decurso do prazo necessário ao trânsito em julgado de qualquer Processo no qual o Beneficiário seja parte em razão de Ato Regular de Gestão; ou (iii) o decurso do prazo prescricional previsto em lei para os eventos que possam gerar as obrigações de indenização pela Companhia, incluindo, mas não se limitando, ao prazo penal prescricional aplicável, ainda que tal prazo seja aplicado por autoridades administrativas, na forma aqui prevista.

3.1.1 O Contrato abarcará os Atos Regulares de Gestão praticados (i) desde a data da posse ou o início do vínculo contratual com a Companhia; e (ii) pela administração anterior, sobre os quais eventualmente venha a ser investigado, nos termos do artigo 158, § 4° da Lei 6.404/76.

3.1.2 Na hipótese do subitem (iii) do item 3.1, a Companhia deverá assegurar a cobertura prevista no presente Contrato até o trânsito em julgado da decisão judicial, arbitral ou administrativa que reconhecer o decurso do prazo prescricional no caso concreto.

3.2 Ocorrerá a suspensão automática do pagamento das indenizações previstas no Contrato quando a soma dos valores pagos pela Companhia para indenizar todos os Beneficiários, atingir o limite máximo e global estabelecido no item 6.1 deste Contrato.

4. PROCEDIMENTO PARA PAGAMENTO DE DESPESAS

4.1 O Beneficiário, sempre que tomar conhecimento, por meio de ofício, citação, notificação ou intimação, ou por qualquer outro meio escrito, inclusive por e-mail, de qualquer Processo, deve notificar, por escrito, o fato à Companhia, em até 72 (setenta e duas) horas contadas da data do seu conhecimento, encaminhando-lhe, sempre que possível, todo e qualquer documento e informação relativo a tal Processo.

4.2 A documentação e demais informações encaminhadas pelo Beneficiário deve seguir os procedimentos estabelecidos pela apólice de seguro de responsabilidade civil (seguro D&O).

4.3 O Beneficiário deverá apresentar Proposta de Honorários, que deverá ser previamente aprovada pela Companhia, com base nos princípios da razoabilidade, proporcionalidade e moralidade, e desde que os honorários devidos sejam compatíveis com os praticados no mercado e a legislação aplicável assim o permita.

4.4 A Companhia contará com o apoio do Comitê de Ética que será responsável por fazer o enquadramento do pleito do Beneficiário de acordo com a Política de lndenidade da COPEL, respaldado, quando necessário, por escritório externo especializado (“Terceiro Independente”).

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4.5 A decisão do Comitê de Ética deve considerar a razoabilidade dos valores envolvidos, assim como todas as informações necessárias e disponíveis no momento para avaliar a adequação da concessão de indenização, incluindo os motivos pelos quais o Ato Regular de Gestão praticado está abrangido ou não neste Contrato.

4.6 Caso a decisão do Comitê de Ética seja no sentido de se caracterizar uma das hipóteses de exclusão previstas no item 2.1, o Beneficiário fica obrigado a restituir todos os valores pagos pela Companhia em razão deste Contrato, inclusive todas as Despesas e custos relacionados ao Processo, em um prazo de 90 (noventa) dias após o recebimento de notificação acerca da referida decisão.

4.7 Estão vedados de participar das reuniões ou discussões que versarem sobre a aprovação do pagamento dos Dispêndios de que trata este Contrato, o Beneficiário que estiver pleiteando os referidos valores, em observância ao disposto no artigo 156, caput da Lei 6.404/76, a Lei das Sociedades por Ações.

4.8 Na hipótese de ocorrência de dispêndios conforme descrito no item 1.1, a Companhia efetuará o pagamento no prazo que ocorrer primeiro: (i) em até 90 (noventa) dias, a contar do envio de todos os documentos necessários à análise do Terceiro Independente, a saber: cópia da intimação/notificação/citação, cópia integral do processo, comprovação do cargo exercido à época dos fatos e proposta de honorários; ou (ii) no prazo estabelecido no próprio Acordo ou decisão judicial ou administrativa.

4.8.1 O dispêndio pela Companhia estará condicionado à aferição de que o valor é: (i) razoável e está dentro dos padrões aplicados em casos semelhantes; (ii) proveniente do Ato Regular de Gestão, na forma do item 1.2, e (iii) não está sujeito à vedação imposta no próprio Acordo, na decisão, neste Contrato ou decorrente de lei.

4.9 O Beneficiário deverá notificar a Companhia da obrigação de efetuar os pagamentos previstos no item 4.8 em até 24 (vinte e quatro) horas da celebração do Acordo ou da intimação da decisão ou ordem judicial ou administrativa, para que possa efetuar o pagamento.

4.10 A Companhia não terá qualquer obrigação de indenizar o Beneficiário por lucros cessantes, perda de oportunidade comercial, interrupção de atividade profissional, danos morais ou danos indiretos eventualmente alegados pelo Beneficiário, sendo o dispêndio limitado às hipóteses previstas no presente Contrato.

4.11 No caso de condenação por ato doloso transitada em julgado em ação penal, civil pública, de improbidade, popular, ação proposta por terceiro, ou por acionistas em favor da Companhia, ou, ainda, de decisão administrativa irrecorrível em que se conclui pela prática de ato doloso ou praticado com erro grosseiro e que não tenha sido objeto de suspensão judicial, o Beneficiário se obriga, independentemente de qualquer manifestação do Comitê de Ética, a ressarcir à Companhia todos os valores despendidos pela Companhia no âmbito deste Contrato, inclusive todas as Despesas e custos relacionados ao Processo, restituindo-os em um prazo de até 30 (trinta) dias contados da competente notificação.

4.12 Fica desde já estabelecido que todos os valores previstos no presente Contrato deverão ser considerados, na sua apuração e pagamento, como líquidos de quaisquer tributos incidentes, os quais deverão ser suportados exclusivamente pela parte pagadora, que deverá disponibilizar à parte credora o valor adicional para a compensação (gross-up) em montante suficiente para o pagamento dos tributos incidentes e não poderá realizar quaisquer retenções de tributos incidentes sobre os valores e pagamentos estabelecidos neste Contrato.

4.13 A Companhia, a seu exclusivo critério, poderá adotar procedimentos adicionais de governança que reforcem a independência das decisões, como o encaminhamento para deliberação em assembleia geral nas situações em que: (i) mais da metade dos administradores sejam beneficiários diretos da deliberação sobre o dispêndio de recursos; ou (ii) nos demais casos em que a Companhia entender pertinente.

5. SUB-ROGAÇÃO

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5.1 Na hipótese de a Companhia efetuar qualquer pagamento diretamente ao Beneficiário ou a terceiros com base no presente Contrato, a Companhia ficará imediatamente sub-rogada em todo e qualquer ressarcimento a que o Beneficiário tenha direito. Ademais, o Beneficiário deverá assinar todos os documentos necessários, bem como realizar todos os atos possíveis para garantir tais direitos à Companhia, inclusive assinatura de quaisquer documentos que possibilitem o ajuizamento pela Companhia de uma ação judicial em nome do Beneficiário.

6. LIMITE MÁXIMO DA GARANTIA

6.1 Fica, desde já, estabelecido o limite máximo e global de R$ 25.000.000,00 (vinte e cinco milhões de Reais), valor que abrange a integralidade das indenizações pagas para todos os Beneficiários, considerando todos os contratos de indenidade assumidos pela Companhia, em decorrência dos Atos Regulares de Gestão praticados no período de 01 (um) ano, compreendido entre 1º de janeiro e 31 de dezembro, bem como qualquer custo ou despesa decorrente da execução deste Contrato.

6.2 O limite máximo e global estabelecido no item acima deverá ser aprovado a cada período de vigência pela Assembleia Geral de Acionistas, vinculado ao prazo de atuação e gestão dos membros do Conselho de Administração, a ser considerado no Contrato da vigência seguinte, observados os procedimentos e a governança estabelecida nas normas internas da Companhia.

6.3. O valor não utilizado no período de vigência do Contrato não será cumulativo com o valor que será aprovado para o período subsequente.

7. NOTIFICAÇÕES

7.1 Todas as notificações, consentimentos, solicitações e outras comunicações previstas neste Contrato somente serão consideradas válidas e eficazes se respeitarem a forma escrita e forem enviadas por meio de carta com aviso de recebimento ou protocolo, ou e-mail com comprovante de recebimento, devendo ser enviadas para à área gestora do seguro de responsabilidade civil (seguro D&O), nos endereços que se seguem:

Ao Comitê de Ética da COPEL

Rua José Izidoro Biazetto, 158.

CEP 81200-240 - Mossunguê

Curitiba/PR

Telefone: (41) (3330-X000)

e-mail [XXXXXXXXXXXXXXXXXXXXX]

7.2 A mudança de destinatário, de endereço ou de qualquer das informações acima indicadas deverá ser prontamente comunicada por escrito à outra Parte, conforme aqui previsto. Se dita comunicação deixar de ser realizada, qualquer aviso ou comunicação entregue aos destinatários ou nos endereços acima indicados será considerado como tendo sido regularmente feito e recebido.

8. DISPOSIÇÕES GERAIS

8.1 O presente Contrato é irrevogável e irretratável, sendo que as obrigações ora assumidas pelas Partes obrigam também seus sucessores a qualquer título.

8.2 Qualquer dúvida ou omissão com relação às regras para execução deste Contrato serão solucionadas pela aplicação analógica das regras do seguro D&O vigente à época da assinatura do presente documento.

8.3 O presente Contrato somente poderá ser alterado ou aditado por meio de instrumento escrito assinado pelas Partes.

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8.4 O presente contrato, nos termos da Política de lndenidade da COPEL, após a assinado, será encaminhado em até 7 (sete) dias úteis a contar da data de sua assinatura, ao sistema eletrônico disponível na página da CVM na rede mundial de computadores, incluindo, seus aditivos, caso existam, e eventuais outros documentos que também reflitam seus termos e condições.

8.5 A falta ou o atraso de qualquer das Partes em exercer qualquer de seus direitos neste Contrato não deverá ser considerado como renúncia ou novação e não deverá afetar o subsequente exercício de tal direito. Qualquer renúncia produzirá efeitos somente se for manifestada especificamente e por escrito.

8.6 É vedada a cessão por qualquer das Partes de quaisquer dos direitos e obrigações pactuados no presente Contrato, sem o prévio e expresso consentimento, por escrito, da outra Parte.

8.7 Este Contrato será regido e interpretado de acordo com as leis da República Federativa do Brasil.

8.8 As Partes elegem o Foro Central da Comarca de Curitiba para dirimir quaisquer dúvidas oriundas do presente Contrato.

E, por estarem certas e ajustadas, as Partes assinam o presente Contrato em 2 (duas) vias de igual teor e forma.

(Local e Data)

_____________________________________ COMPANHIA PARANAENSE DE ENERGIA - COPEL	Nome do Beneficiário Cargo ou Função
Testemunhas:
_____________________________________ Nome: CPF:	_____________________________________ Nome: CPF:

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ANEXO II – TERMO DE COMPROMISSO

O anexo indicado abaixo é parte integrante da presente Política e compreende outras diretrizes e procedimentos da Copel.

TERMO DE COMPROMISSO

1.	Termo de Compromisso à Política de Indenidade

Em conformidade com o item 5.5.5 da NPC 0324 – Política de Indenidade, os Administradores, Conselheiros Fiscais, membros dos comitês estatutários (BENEFICIÁRIOS), para o acionamento dos contratos de indenidade deve assumir o presente Termo de Compromisso.

Nome do(a) Beneficiário (a) declarante:
Empresa onde atua:
Cargo ocupado pelo Beneficiário (a):
Eleito em:
Mandato:
Telefone:
e-mail:

Pelo presente instrumento, (nome completo), (nacionalidade, estado civil e profissão), residente e domiciliado (a) (endereço), inscrito (a) no Cadastro de Pessoas Físicas do Ministério da Fazenda sob o nº (CPF) e portador(a) da Cédula de Identidade nº (número), expedida pelo (órgão expedidor e data de expedição), doravante denominado(a) simplesmente “BENEFICIÁRIO”, vem por meio deste Termo de Compromisso comprometer-me a observar as orientações e condutas estabelecidas na Política de Indenidade da Copel, bem como demais orientações fornecidas pela Companhia, incluindo devolver a quantia paga, caso reste configurada a ocorrência de uma hipótese de exclusão de indenidade.

O(A) BENEFICIÁRIO (a) firma o presente Termo em duas vias de igual teor e conteúdo.

Local:	Data:

Assinatura do BENEFICIÁRIO

Diretoria de Gestão Empresarial - DGE Superintendência de Gente e Gestão - SGG

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo III

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ROBERTO ZANINELLI COVELO TIZON	14.02.1971	Advogado	723.928.199-04	Conselheiro Fiscal Suplente - eleito pelo controlador
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2022	29.04.2022	Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
01 (um)
m. informações sobre:
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Diretor da Receita Estadual do Paraná (desde 2019); Membro do Conselho Fiscal da COMPAGAS (desde 2021); Vice-Presidente do Conselho de Contribuintes e Recursos Fiscais – CCRF/PR (desde 2015); Presidente da 1ª Câmara do CCRF/PR (desde 2015); Conselheiro Titular do CCRF/PR (desde 2015); Auditor Fiscal da Receita Estadual do Paraná (desde 1995).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Assistente técnico no Gabinete do Diretor da Receita Estadual do Paraná, atuando na assessoria jurídica do órgão (2011-2015); Corregedor Geral da Secretaria de Estado da Fazenda do Paraná (2015-2019); Representante Fiscal no Conselho de Contribuintes e Recursos Fiscais – CCRF do Estado do Paraná (2009-2015).
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Resolução CVM nº 50/2021 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo IV

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ 76.483.817/0001-20

COMPANHIA ABERTA

Registro na CVM nº 1431 - 1

SUMÁRIO DA ATA DA 49ª REUNIÃO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

1. LOCAL: Reunião realizada com manifestação de voto por e-mail. 2. DATA: 25.03.2022 - 15 horas. 3. ASSUNTO TRATADO E DELIBERAÇÃO TOMADA:

O Comitê de Indicação e Avaliação:

I.	considerou, por unanimidade, que a indicação Roberto Zaninelli Covelo Tizon para o cargo de membro suplente do Conselho Fiscal da Companhia Paranaense de Energia - Copel está aderente aos preceitos de legislações e regulamentos vigentes e ao Estatuto Social da Companhia.

4. ASSINATURAS: MARCOS LEANDRO PEREIRA - Presidente; DURVAL JOSÉ SOLEDADE SANTOS; e ROBSON AUGUSTO PASCOALINI.

O texto integral da ata da 49ª Reunião do Comitê de Indicação e Avaliação da Copel foi lavrado no livro próprio nº 2.

DENISE TEIXEIRA GOMES

Secretária

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 30, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.